VocalTec Announces Departure of CFO


HERZLIA, Israel, October 31, 2005 - VocalTec Communications Ltd. (NASDAQ:VOCL) ("VocalTec"), a telecom equipment provider offering carrier class packet voice solutions, today announced that its Chief Financial Officer, Hugo Goldman, is taking the opportunity of the proposed acquisition of VocalTec by TdSoft Ltd., to pursue other interests, and will be leaving the company upon completion of the acquisition. Rafi Wiesler, who has served as the CFO of Tdsoft Ltd. for the last 6 years will replace Mr. Goldman as the Chief Financial Officer of VocalTec following the closing of the transaction.

"Hugo has fulfilled an invaluable role as part of the company's executive management, leading the finance and operations to the best possible outcomes. His leadership and financial skills have been key to facilitating the business combination with Tdsoft," said Elon Ganor, Chief Executive Officer of VocalTec. "Following his decision to leave and pursue other opportunities, I would like to thank him for his contribution, and wish him success in his new endeavors."

"During the intense and challenging four and a half years at VocalTec, I benefited both professionally and personally from the amazing work environment," said Hugo Goldman. "I have chosen this timing to seek other opportunities, and would like to thank the excellent people that I have worked with, and wish them all the best going forward."

About VocalTec
VocalTec Communications Ltd. (VocalTec) is a telecom equipment provider offering next generation network (NGN) VoIP carrier class call control and hosted telephony platforms. Our customer base includes Deutsche Telekom, Intelcom San Marino (a subsidiary of Telecom Italia Sparkle), RomTelecom and Hanoi Telecom. The company's flagship Essentra(R) Softswitch Platform offers carriers a rich set of residential and enterprise telephony services, supporting both legacy and advanced IP based multimedia devices. VocalTec's products provide carriers with call control, interface to legacy telephone systems as well as peering with other NGN. Being first to the VoIP market, VocalTec continues to offer most innovative and advanced telecommunication solutions for carriers and service providers who migrate from legacy TDM to NGN.
www.vocaltec.com